     As filed with the Securities and Exchange Commission on May 22, 2001

                                                  Registration No. 333-58336


                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                              AMENDMENT NUMBER 1
                                    TO
                                   FORM S-2

                            REGISTRATION STATEMENT
                       UNDER THE SECURITIES ACT OF 1933

                       THE ASHTON TECHNOLOGY GROUP, INC.
            (Exact name of Registrant as specified in its charter)

                DELAWARE                                 7370                              22-6650372
     (State or other jurisdiction of         (Primary Standard Industrial       (I.R.S. Employer Identification
     incorporation or organization)          Classification Code Number)                    Number)

                              1835 Market Street
                                   Suite 420
                       Philadelphia, Pennsylvania 19103
                                (215) 789-3300

     (Address, including zip code, and telephone number, including area code, of Registrant's principal executive offices)

                                Arthur J. Bacci
                                   President
                       The Ashton Technology Group, Inc.
                              1835 Market Street
                                   Suite 420
                       Philadelphia, Pennsylvania 19103
                                (215) 789-3300

(Name, Address, including Zip Code, and Telephone Number, including Area Code, of Agent for Service)

                                 _____________

                                  Copies to:

             John M. Mann, Esq.                    William W. Uchimoto, Esq.
            Mayer, Brown & Platt                        General Counsel
      700 Louisiana Street, Suite 3600         The Ashton Technology Group, Inc.
         Houston, Texas 77002-2730               1835 Market Street, Suite 420
               (713) 547-9619                  Philadelphia, Pennsylvania 19103
                                                        (215) 789-3300

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

If the registrant elects to deliver its latest annual report to security holders, or a complete and legible facsimile thereof, pursuant to Item 11(a)(1) of this Form, check the following box. [_]

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [X]

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

          If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box. [_]

                              ___________________

                        Calculation of Registration Fee

------------------------------------------------------------------------------------------------------------
 Title of Each Class of Securities        Number to be      Proposed Maximum Offering        Amount of
          to be Registered                 Registered          Price Per Share/(1)/       Registration Fee
------------------------------------------------------------------------------------------------------------
   Common stock par value $0.01/(2)/        7,500,000                  $0.95                   $2,194.94
------------------------------------------------------------------------------------------------------------


(1) The registration fee on the 1,297,890 additional shares being registered on this Amendment Number 1 to Form S-2, are based on the average of the reported high and low sales prices of the common stock as reported on the Nasdaq National Market of the Nasdaq Stock Market, Inc., on May 16, 2001, estimated solely for the purpose of computing the registration fee pursuant to Rule 457(a) under the Securities Act of 1933. We paid a registration fee of $1,886.69 on April 5, 2001 upon filing the registration statement on Form S-2, covering 6,202,110 shares of our common stock of the total 7,500,000 to be registered.


(2) This registration statement covers (a) the resale by Jameson Drive, LLC of up to 7,450,000 shares of our common stock, which Jameson may acquire upon our sale of common stock to Jameson under a securities purchase agreement dated February 9, 2001, and a stock purchase warrant issued to Jameson under the securities purchase agreement, and (b) the resale of up to 50,000 shares of our common stock issued to Adirondack Capital LLC for its assistance in structuring the securities purchase agreement with Jameson.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant files a further amendment that specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, or until the Registration Statement becomes effective on such date as the Securities and Exchange Commission, acting pursuant to Section 8(a), may determine.


     As filed with the Securities and Exchange Commission on May 22, 2001

                SUBJECT TO COMPLETION, DATED May 22, 2001

The information in this prospectus is not complete and may be changed. We have filed a registration statement relating to these securities with the Securities and Exchange Commission. The selling stockholders are not allowed to sell these securities nor accept offers to buy these securities, prior to the time the registration statement becomes effective. This prospectus is not an offer to sell these securities and is not solicitation of an offer to buy these securities in any state in which the offer or sale is not permitted.

                            PRELIMINARY PROSPECTUS


                             7,500,000 SHARES

                       THE ASHTON TECHNOLOGY GROUP, INC.

                         COMMON STOCK, $0.01 PAR VALUE

                                 ________________


          This prospectus covers 7,450,000 shares of our common stock that Jameson Drive, LLC, a selling stockholder, may offer and sell from time to time. We will issue the common stock under the terms of a securities purchase agreement dated February 9, 2001, and the exercise by Jameson of a stock purchase warrant issued in connection with the securities purchase agreement. We also executed a registration rights agreement on February 9, 2001, wherein we agreed that we would file a registration statement covering the resale of the shares of common stock that we may sell to Jameson. According to the terms of the securities purchase agreement, we may sell our common stock to Jameson only after we have successfully filed the registration statement of which this prospectus is a part.


          This prospectus also covers 50,000 restricted shares of our common stock that we issued to Adirondack Capital LLC, a selling stockholder, for its assistance in structuring the securities purchase agreement with Jameson. K. Ivan F. Gothner, a director of Ashton, is a managing member of Adirondack. The shares issued to Adirondack become freely transferable and nonforfeitable on February 9, 2002, provided Adirondack's relationship with us has not been terminated.


          The selling stockholders may sell their shares, directly or through broker-dealers or underwriters, in the over-the counter market, in any securities exchange or market in which our common stock may in the future be traded, in privately-negotiated transactions or otherwise. The selling stockholders and any broker-dealers or agents that are involved in selling the shares acquired by the selling stockholders under the securities purchase agreement and warrants issued in connection with the securities purchase agreement will be considered "underwriters" within the meaning of the Securities Act of 1933 in connection with their sales.

          Sales may be made at market prices prevailing at the time of sale, at prices related to such market prices or at negotiated prices. The selling stockholders should deliver a copy of this prospectus when they offer and sell their shares. The selling stockholders will receive all of the net proceeds from sales of their shares and will pay all brokerage commissions and similar selling expenses, if any. We will not receive any proceeds from sales of the shares by the selling stockholders, nor will we be responsible for paying other expenses relating to the registration of shares.


          Our common stock and our publicly-traded warrants are listed on the Nasdaq National Market System under the symbols "ASTN" and "ASTNW," respectively. The closing price of our common stock on May 17, 2001, was $0.94 per share.


Investing in our common stock involves a high degree of risk. You should carefully consider the matters in the "risk factors" section, beginning on page
11. Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.


               The date of this prospectus is May 22, 2001.

                               TABLE OF CONTENTS

                                                                          Page
                                                                          ----
PROSPECTUS SUMMARY......................................................     1

RISK FACTORS............................................................    11

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS...............    24

USE OF PROCEEDS.........................................................    25

DIVIDEND POLICY.........................................................    25

SELLING STOCKHOLDERS....................................................    25

PLAN OF DISTRIBUTION....................................................    26

DESCRIPTION OF CAPITAL STOCK............................................    28

INDEMNIFICATION.........................................................    29

WHERE YOU CAN FIND MORE INFORMATION.....................................    30

IMPORTANT INFORMATION INCORPORATED INTO THIS PROSPECTUS.................    30

                           ________________________

                              PROSPECTUS SUMMARY

         This summary contains highlights of selected financial and other information contained elsewhere in this prospectus. It does not contain all the information that you should consider before investing in The Ashton Technology Group, Inc. You should read the entire prospectus carefully, especially the section called "Risk Factors." The terms "Ashton," "we," "our" and "us" refer to The Ashton Technology Group, Inc. and its subsidiaries, unless the context suggests otherwise.

                       THE ASHTON TECHNOLOGY GROUP, INC.

                                  OUR COMPANY

         This summary is qualified in its entirety by the more detailed information appearing in other places in this prospectus and in documents we incorporate by reference into this prospectus. Unless we indicate otherwise, all information with regard to our capital stock in this prospectus, including share and per share information, assumes that our outstanding options and warrants have not been exercised.

         The Ashton Technology Group, Inc. was formed as a Delaware corporation in 1994. We are an eCommerce company that develops and operates electronic trading and intelligent matching systems for the global financial securities industry. Our focus is to develop and operate alternative trading systems, serving the needs of exchanges, institutional investors and broker-dealers in the U.S. and internationally. Our target customers are securities exchanges, institutions, money managers, broker-dealers, and other members of the professional investment community. Our goal is to enable these market participants to trade in an electronic global trading environment that provides large order size, absolute anonymity, no market impact and lower transaction fees.

         During August 1999, we launched our electronic volume-weighted average price trading system (eVWAP(TM)) for New York Stock Exchange-listed U.S. stocks. We currently operate the eVWAP System as a facility of the Philadelphia Stock Exchange. We expect to commence operation of the eVWAP System for Canadian stocks, as a facility of the Toronto Stock Exchange, during 2001. The eVWAP System is our initial trading product. It is a fully automated system that permits market participants to trade eligible securities before the market opens at the volume-weighted average price for the day. Our eVWAP is the average price for a stock, weighted by the volume of shares of that stock traded "regular way" during the day on all U.S. securities exchanges as reported to the Consolidated Tape.

         We also plan to develop and introduce our iMATCH System(TM). The iMATCH System(TM) represents a global distribution network of independently licensed and operated intelligent matching systems incorporating a value-added front-end, routing services, and execution hosting capability. The execution capability includes the eVWAP for NYSE-listed and Nasdaq stocks, market-on-close (eCLOSETM) for NYSE-listed and Nasdaq stocks, intra-day trading products (SemiContinuousMarket(TM)), international stocks beginning in Canada, a ticker plant with related data services, and an interactive central limit book with blind auction and online negotiation features.

          We are a parent company with five subsidiaries and joint ventures.

          .    Universal Trading Technologies Corporation (UTTC), which has three subsidiaries of its own:
               -  Croix Securities, Inc.,
               -  REB Securities, Inc. and
               -  NextExchange, Inc.
          .    ATG Trading, LLC
          .    Ashton Technology Canada, Inc.
          .    Kingsway-ATG Asia, Ltd. (KAA), and
          .    Electronic Market Center, Inc., which has two subsidiaries of its own.

         Effective September 15, 2000 we dissolved ATG International, Inc., which was one of our wholly owned subsidiaries. Our international activities are now being conducted through Ashton Canada and KAA.

         Gomez, Inc. was previously one of our majority-owned subsidiaries. Due to a private placement by Gomez in December 1999, our equity interest in Gomez decreased to less than 50%. We then began accounting for our investment in Gomez under the equity method of accounting, rather than consolidating Gomez's results of operations within our results. Our revenue for the fiscal year ended March 31, 2000 was $1.4 million, substantially all of which was generated by Gomez. We currently recognize no revenue from Gomez, and the carrying value of our Gomez equity investment is zero.


         Our principal executive offices are at 1835 Market Street, Suite 420, Philadelphia, Pennsylvania 19103. Our telephone number is (215) 789-3300. Our website is www.ashtontechgroup.com. Information on our website does not constitute part of this document.

Universal Trading Technologies Corporation

         UTTC was incorporated in February 1995 as a development stage company with the business objective of designing, developing and exploiting the Universal Trading System and future products appropriate for the securities trading market. In September 1995, UTTC entered into an agreement with the Philadelphia Stock Exchange to employ the Universal Trading System, including a volume weighted average price trading module. In October 1995, we acquired 80% of the common stock of UTTC. Our ownership of UTTC was increased to 93% in December 1998. On March 28, 2001, our board of directors requested we develop a plan to merge UTTC into Ashton. After review of the draft plan on April 26, 2001, our board of directors deferred action with respect to a merger of Ashton and UTTC.

         UTTC and its subsidiaries market, deploy and operate the eVWAP System through secure public and private communications networks and the worldwide web. The eVWAP System enables institutional customers and financial intermediaries to transact efficiently and cost effectively in a global trading environment by providing:

         . a neutral environment - with exchange-standard surveillance and regulatory rules;
         . global accessibility - through the MCI/Worldcom network and the worldwide web;
         . seamless integration - into existing investment management systems, securities exchanges, alternate trading systems, electronic communication networks, and broker systems;
         . electronic connectivity - to post-trade clearing and settlement mechanisms; and

         . absolute trading anonymity and confidentiality - total data security through the use of encryption, electronic authentication, and firewalls.


         We are pursuing the introduction of an eVWAP for Nasdaq stocks and an eCLOSE product for both listed and Nasdaq stocks. We are currently working with the Philadelphia Stock Exchange to introduce eVWAP on Nasdaq issues. On April 30, 2001 the Philadelphia Stock Exchange received immediate effectiveness of a rule filing with the SEC, which, among other things, expands the number of securities eligible to match in the eVWAP System, to include any exchange - traded component issue of the Standard & Poor's (S&P) 500 Index, and any listed issue designated by S&P for inclusion in the index. We are also in discussions with other national and international exchanges for the introduction of the eCLOSE and other products. In addition, we are proceeding with the introduction of these products as a broker-sponsored system through Croix Securities, pursuant to the SEC's regulations on alternative trading systems. On March 30, 2001, we filed the appropriate regulatory documents with the NASD apprising them of our intent to operate CroixNet, an alternative trading system. We also filed "Form ATS Initial Operations Report" with the SEC on April 19, 2001.

         UTTC's subsidiaries include:

         Croix Securities, Inc. Croix was formed in February 1999 as a wholly owned subsidiary of UTTC to act as an introducing broker on behalf of institutions using our eVWAP System. Through Croix, we operate as an electronic securities broker, providing investors with access to our alternative trading systems. Croix intends to expand its operations to provide electronic agency broker services and analytical services, and to become an execution service utilizing our eVWAP System and other liquidity sources to assist our clients in the execution of their trades, including residual eVWAP orders.

         REB Securities, Inc. REB is a wholly owned broker-dealer subsidiary of UTTC that operates as the facilities manager for the eVWAP in listed stocks through the Philadelphia Stock Exchange, and does not engage in any other broker-dealer activities.

          NextExchange Inc. We formed NextExchange in February 1999 as a wholly owned subsidiary of UTTC, to pursue opportunities available as a result of the SEC's support for non-mutualized, "for profit" securities exchanges. UTTC intends to leverage its technology platforms to create an all-electronic, screen-based registered business-to-business exchange that provides a highly liquid, efficient and fair securities market for trading equities, options and other securities. These "NextExchange" concepts reflect the creation of a fully electronic, global distribution network linking institutional pools of liquidity while assuring the best possible price with the lowest possible transaction costs. We have developed a prototype of a central limit order book, and are evaluating the market receptivity to the product. The prototype will be modified and enhanced for use with global equities. There can be no assurance that we will be able to finance, complete the development of, or deploy our NextExchange concepts.

ATG Trading, LLC

         ATG Trading is a broker-dealer engaged in proprietary trading for the purpose of providing limited two-sided liquidity on a neutral basis for our clients utilizing the eVWAP System. ATG Trading also provides our management with real-time experience with volume weighted average price trading and risk management techniques. This experience enables our management to discuss alliances with third parties to provide additional liquidity for our clients.

Ashton Technology Canada, Inc.

         On December 20, 1999, we entered into an agreement to create Ashton Canada to develop, market and operate intelligent matching, online transaction systems and distribution systems for seamless use by U.S. and Canadian financial intermediaries. On June 8, 2000, Ashton Canada entered into an agreement with the Toronto Stock Exchange to market, deploy, and operate our proprietary eVWAP, as a facility of the Toronto Stock Exchange for Canadian securities. On January 12, 2001, the Ontario Securities Commission approved an amendment to the Rules and Policies of the Toronto Stock Exchange, allowing the implementation of eVWAP as a facility of the Toronto Stock Exchange and allowing Participating Organizations and eligible institutional clients access to the eVWAP facility.

Kingsway-ATG Asia, Ltd.

         On December 16, 1999, we finalized a joint venture agreement with Kingsway International to create KAA. Because we own less than 50% of the equity of KAA, we account for our investment in KAA under the equity method of accounting, as required by generally accepted accounting principles

         We have been working with management of KAA to develop a plan for the deployment of our iMATCH System, including eVWAP, in the Hong Kong and Far East markets. The plan entails deployment of the iMATCH

System technologies, products, and services to Hong Kong and the Far East, implementation of an anonymous securities clearing process in Hong Kong for eVWAP trades, cross-border settlement and clearing of eVWAP trades, and regulatory approval for the systems. We have held discussions with KAA and local regulators and exchange officials to implement the eVWAP as a facility of the Hong Kong Exchange and Clearing Limited.

Electronic Market Center, Inc.

         We formed eMC as a wholly owned subsidiary in June 1998 to develop, operate and market a global electronic distribution channel offering a full range of financial products and services. On April 18, 2000, eMC acquired 100% of the stock of E-Trustco.com Inc. E-Trustco is a business-to-business electronic trust services company. It was designed to provide an electronic professionally managed investment advisory program in the form of multi-manager wrap accounts to partners such as online brokers. E-Trustco's plan was to offer and outsource objective financial advisory services using an electronic delivery system through a trust company, which eMC applied to register as a Connecticut State-chartered trust company.

         eMC has been developing a private label and rebrandable global network for financial services and products geared primarily to the needs of small and midsize financial intermediaries. eMC intended to provide financial advisors and intermediaries with a solution for the electronic distribution of financial products and services to their clients. eMC's approach was to select distribution partners with existing brands and business models and to provide them a technology platform they could leverage to expand their existing client relationships and attract new clients.

         In April 2000, Ashton's board of directors agreed to fund eMC's initial development efforts. Recently, eMC completed its initial development phase, and we conducted a review of market conditions, eMC's strategy, and the resources and funding required to complete the development of eMC. Based upon this review, the lack of available external funding, and the overall market conditions which we believe will impact the demand for eMC's products and services, our board of directors determined not to provide any additional funding to eMC beyond the $5 million previously provided to eMC.

         After being unable to find other funding sources or consummate a sale of eMC to a third party, eMC's board of directors voted to begin the orderly winding down of its operations, including laying off all of its employees, selling its assets, and negotiating the settlement of its outstanding liabilities. The application for the formation of the trust company was withdrawn. We cannot provide any assurance that the liquidation will be successful or that eMC will not be required to assign its assets for the benefit of its creditors. eMC has written off its $2 million investment in TeamVest and is selling its assets to satisfy its liabilities. eMC's results will be reflected as discontinued operations in our March 31, 2001 consolidated financial statements.

         Since our inception we have not realized an operating profit and have reported significant losses. All of the subsidiaries and joint ventures described above are in the development stage and are subject to significant risks associated with development stage businesses. The eVWAP System generates all of our revenues.

                                                    THE OFFERING
Common stock offered by us..............................................        None

Common stock offered by the selling stockholders........................        A maximum of 7,500,000 shares

Common stock outstanding as of March 31, 2001...........................        33,228,830 shares

Offering price..........................................................        Determined at the time of sale

Use of proceeds.........................................................        We will receive no proceeds  from the
                                                                                sale  of  our  common  stock  by  the
                                                                                selling stockholders

Nasdaq National Market symbol...........................................        ASTN

                THE SECURITIES PURCHASE AGREEMENT - EQUITY LINE

         We entered into an equity line of credit arrangement with Jameson Drive LLC on February 9, 2001. The financing arrangement is in the form of a securities purchase agreement and provides for the purchase by Jameson of up to $25 million worth of shares of our common stock over a 24-month period. During this period, we may, at our sole discretion, request a draw on the equity line by selling our common stock to Jameson. Jameson will be obligated to buy the shares, subject to the terms of the agreement. Jameson is acquiring the shares in the ordinary course of business, and has no agreements or understandings, direct or indirectly, with any person with respect to the distribution of our common stock.

         The sales price for the shares we sell to Jameson is not fixed, but will be based on a formula that is tied to the market price of our common stock at the time of the sale. The shares that we sell to Jameson will be at a 10% discount to the market price at the time of the sale. The minimum amount that we can draw at any one time is $100,000. We are committed to drawing a minimum of $2.5 million over the term of the agreement.

         The maximum amount that we can sell at any one time cannot be more than an amount defined in the securities purchase agreement, unless agreed to by Jameson. That maximum amount equals the product of 150% of the weighted average daily price of our common stock and the weighted average trading volume of our common stock over a twenty trading day period, starting on the date we deliver a notice to sell to Jameson. The maximum amount that we can sell over the 24-month term of the agreement is $25 million. Generally, we must wait twenty trading days between draws on the equity line. Unless Jameson agrees we may not deliver a notice to sell to Jameson if following the purchase of our common stock at any one time, Jameson or its affiliates would beneficially own more than 4.99% of our common stock then outstanding. Also, we may not sell our common stock to Jameson without stockholder approval if the result would be that the number of shares issued, when aggregated with all previously issued shares, would exceed 19.99% of our common stock then outstanding. Because there is no way to determine how many shares, if any, we will eventually sell and issue to Jameson, and because the rules of the Nasdaq National Market require that we obtain stockholder approval prior to issuing 20% or more of the shares of common stock outstanding, we will seek our stockholders' approval to issue the necessary number of shares, should the need arise. If we do not receive stockholder approval, we may nonetheless issue shares up to such 20% amount under the equity line agreement.

         To illustrate how the equity line agreement would work, we assume that the weighted average daily trading volume is 250,000 shares. We also assume that the market price for our stock is $1.00 and that we have issued and outstanding 33,228,830 shares of common stock. The true purchase price would be $0.90, which reflects the 10% discount. If we were to require Jameson to purchase under these assumptions, we could sell and issue 416,667 shares of common stock with a value of approximately $375,000 at one time. We would be allowed to sell 6,225,776 more shares, without exceeding the 19.99% purchase limitation. We would only be allowed to sell 1,241,452 more shares, without exceeding the 4.99% purchase limitation. This assumes, however, that Jameson has not sold any shares into the market between our draws. Because the 4.99% ownership restriction affects only the number of shares that Jameson may hold at any one point in time, it does not restrict Jameson from selling an unlimited number of shares in the market. If Jameson sold in the market, it would both decrease its holdings and increase the number of shares outstanding, which would make it possible for us to issue more shares to Jameson without exceeding the limitation. See the "Risk Factors" sections relating to possible dilution, short selling and depression of market price for more information.

         The following are some of the conditions that we must meet before Jameson is obligated to buy our shares:

         . the registration statement, of which this prospectus is a part, must be declared effective by the SEC and remain effective;

         . the weighted average daily trading volume of our common stock must be at least $100,000 for the twenty trading days preceding both the date of the notice to sell and the closing date of the sale;

         . our representations and warranties given to Jameson must be true and correct, and we must comply with the provisions of the agreement with Jameson;

         . our common stock must remain traded on the Nasdaq National Market System or another trading market or exchange.

         There is no guarantee that we will be able to meet these or any other conditions under the securities purchase agreement or the registration rights agreement, or that we will be able to draw on any portion of the $25 million equity line. As of May 22, 2001, we have not drawn any funds or issued any shares under the equity line agreement.

         Jameson also received a five-year warrant to purchase 15 shares of common stock for each $1,000 of common stock that we cause Jameson to purchase. The warrant vests on a prorata basis at each closing under the securities purchase agreement. The exercise price is 125% of the closing bid price of the common stock on the trading day immediately prior to the vesting date for the warrant. The expiration date of the warrant is February 9, 2006. As of May 22, 2001, there have been no closings under the equity line, and thus no portion of the warrant has vested.

         We issued to Adirondack Capital LLC 50,000 restricted shares of our common stock for its assistance in structuring the securities purchase agreement with Jameson. K. Ivan F. Gothner, a director of Ashton, is a managing member of Adirondack. The shares issued to Adirondack become freely transferable and nonforfeitable on February 9, 2002, provided Adirondack's relationship with us has not been terminated.

                           THE SELLING STOCKHOLDERS

         Jameson Drive LLC may offer and resell up to 7,450,000 shares of our common stock from time to time under this prospectus. We will issue the common stock from time to time upon our sale to Jameson under the terms of the securities purchase agreement and the exercise by Jameson of the warrant we issued to them. We also executed a registration rights agreement on February 9, 2001, whereby we agreed to file a registration statement covering the resale of the shares of common stock that we will sell to Jameson. Each of these documents is attached as an exhibit to the registration statement of which this prospectus is a part.

         Adirondack Capital LLC may offer and resell 50,000 shares of our common stock after February 9, 2002 when the restriction to which the shares are subject expires. The only restriction applicable to the shares is that Adirondack's relationship with us has not been terminated as of February 9, 2002.

                            SUMMARY FINANCIAL DATA

         In the table below, we have summarized selected historical information from our financial statements contained in our reports that we describe in "Important Information Incorporated Into This Prospectus" on page 23 of this prospectus. You should read this summary in conjunction with those financial statements, and the section "Management's Discussion and Analysis of Financial Condition and Results of Operations" contained in those reports. Our historical financial results do not necessarily indicate what our future results will be.

                                                    Year ended March 31,               Nine months ended December 31,
                                                   2000              1999                   2000              1999
                                                          (audited)                               (unaudited)
Consolidated Statement of Operations
     Information:
Revenues:                                      $  3,869,084      $  1,434,438         $     134,488     $  3,868,566
Expenses:
     Costs of revenues                              644,510           168,000                    --          644,510
     Development costs                               95,354           190,707                    --           95,354
     Depreciation and amortization                  715,956           515,240               478,553          631,411
     Non-cash compensation charges                  351,369         5,932,466                30,081          285,208
     Loss on trading activities                          --                --               558,486               --
     Selling, general and administrative         17,255,007         9,225,551            11,323,559       14,492,494
                                           --------------------------------------------------------------------------

Loss from operations                            (15,193,112)      (14,597,526)          (12,256,191)     (12,280,411)
                                           --------------------------------------------------------------------------

Interest income                                   1,169,910           146,816             1,029,341          773,312
Interest expense                                       (797)               --                (9,937)              --
Other income (expense)                             (416,632)          133,222               307,105         (416,632)
Gain on deconsolidation of Gomez                  5,568,475                --                    --        5,568,475
Gain on redemption of Gomez
     preferred stock                              2,550,000                --                    --               --
Equity in loss of affiliates                         90,508                --            (1,789,531)              --
Minority interest in loss of subsidiaries                --            41,003                    --               --
Dividends attributed to preferred stock          (1,259,757)       (1,113,277)           (1,062,328)        (987,041)
Beneficial conversion feature of
     preferred stock                                     --        (4,270,435)                   --               --
Dividends in arrears on preferred stock            (456,075)          (33,447)             (425,724)        (515,738)
                                           --------------------------------------------------------------------------

Net loss applicable to common stock            $ (7,947,480)     $(19,693,644)        $ (14,207,265)    $ (7,858,035)
                                           =========================================================================

Net loss per common share-basic and
     diluted                                   $      (0.32)     $      (1.80)        $       (0.50)    $      (0.33)
                                           =========================================================================

Weighted  average number of common shares
outstanding-basic and diluted                    24,929,977        10,953,818            28,586,531       23,969,241
                                           =========================================================================

Consolidated Balance Sheet Data:
Cash and cash equivalents                      $ 15,365,439      $  2,667,347         $   2,881,204     $ 14,904,873
Securities available for sale                     9,906,220                --             9,990,447        9,912,120
Working capital                                  24,978,266         1,879,336            12,572,490       25,015,022
Total assets                                     31,023,911         5,653,737            18,745,521       27,014,359
Stockholders' equity                             25,162,607         4,444,978            12,680,775       24,719,994

                                 RISK FACTORS

         Investing in our common stock involves a high degree of risk. You should carefully consider the following risks before making an investment decision. Any of the risks described below could materially adversely affect our business, operating results and financial condition. The risks described below may not be the only ones that we face. Additional risks that are not yet known to us or that we currently think are immaterial also could seriously impair our business, operating results and financial condition. The trading price of our stock could decline due to any of these risks, and you could lose all or part of your investment.

                         Risks Related to Our Company

We have a limited operating history

         We have never realized any operating profit and have reported significant losses. We were founded in 1994 as a development stage company with no operating history. Our only meaningful sources of revenue have been from a subsidiary, which we sold in November 1997, and Gomez, Inc., a former subsidiary. Due to a private placement by Gomez of its securities in December 1999, our equity interest in Gomez decreased to less than 50%. We then began accounting for our investment in Gomez under the equity method of accounting, rather than consolidating Gomez's results of operations within our results. Our revenue for the fiscal year ended March 31, 2000 was $1.4 million, substantially all of which was generated by Gomez. We currently recognize no revenue from Gomez and the current carrying value of our Gomez equity investment is zero.

Future sales of our common stock could depress the market price of our common stock

         By this registration statement we are registering 7,500,000 shares of our common stock. We currently have commitments to issue and register an undetermined number of additional shares of our common stock. We may also issue options, warrants or other derivative securities that are convertible into our common stock. The public sale of our common stock by the selling stockholders and other stockholders that control large blocks of our common stock, and the conversion of our derivative securities and public sale of the common stock underlying these derivative securities could dilute our common stock and depress its market value.

We may not be able to draw on the securities purchase agreement with Jameson Drive, LLC

         On February 9, 2001, we entered into a $25 million equity line financing arrangement with Jameson Drive LLC. The financing arrangement is in the form of a securities purchase agreement providing for the purchase by Jameson of up to $25 million worth of shares of our common stock over a 24-month period. If we are unable to draw on the securities purchase agreement, our cash, cash equivalents and securities will not be sufficient to meet our anticipated cash needs unless we obtain alternative financing. There can be no assurance that such financing will be available to us.

         We must satisfy certain conditions before Jameson is obligated to buy shares from us, two of which are (a) that the registration statement covering the shares be declared effective by the SEC and remain effective and (b) the weighted average daily trading volume of the common stock be at least $100,000 for the twenty trading days preceding both the date of the notice of sale and the closing date of the sale. There can be no guarantee that we will be able to meet these and other conditions, or that we will be able to draw on any portion of the $25 million securities purchase agreement.

Market conditions that we have little or no control over may limit the amount we can draw on the securities purchase agreement with Jameson.

         There are limitations on the amount of our equity line draws under the securities purchase agreement with Jameson. If we are unable to draw a sufficient amount, our cash, cash equivalents, and securities may not be sufficient to meet our anticipated cash needs unless we obtain alternative financing.

         The maximum dollar amount we can draw on the equity line at any one time equals the product of 150% of the weighted average daily price of our common stock and the weighted average trading volume of our common stock. Thus, the maximum number of shares we can issue to Jameson at any one time equals the maximum dollar amount of the draw, divided by 90% of the average market price. As a result of the above formulas, the maximum number of shares we can issue at any one time depends on the weighted average trading volume of our stock. Assuming we choose to sell the maximum number of shares permitted under the agreement, and because we are limited to making one draw every 20 trading days and to a 24-month maximum term, the total number of shares we can issue over the term of the agreement will depend on the weighted average trading volume of our common stock during the period. Assuming we sell the maximum number of shares permitted, the total number of shares issuable is not impacted by changes in the market price of our common stock. Changes in the market price of our common stock will however impact the maximum drawdown available to us over the 24-month period of the agreement, as illustrated in the following table.

      ---------------------------------------------------------------------------------------------
      Average Market Price    Average Trading Volume of     Gross Proceeds on      Total Number of
       of our Common Stock         our Common Stock        Sales of our Common      Shares Issuable
                                                                  Stock
      ---------------------------------------------------------------------------------------------
             $1.00                     250,000                 $8,250,000             9,166,667
      ---------------------------------------------------------------------------------------------
             $0.75                     250,000                 $6,187,500             9,166,667
      ---------------------------------------------------------------------------------------------
             $0.50                     250,000                 $4,125,000             9,166,667
      ---------------------------------------------------------------------------------------------

         The following table illustrates the effect of hypothetical variations in the trading volume of our common stock on the maximum drawdown and total number of shares issued over the 24-month period of the agreement, assuming that we choose to sell the maximum number of shares permitted under the equity line agreement. This table illustrates how the ownership dilution resulting from the maximum number of shares available under the equity line increases as the trading volume of our common stock increases. The calculations in the table assume a constant market price for our common stock of $1.00.

      ------------------------------------------------------------------------------------------------
        Average Market       Average Trading Volume of       Gross Proceeds on       Total Number of
      Price of our Common         our Common Stock          Sales of our Common       Shares Issuable
             Stock                                                 Stock
      ------------------------------------------------------------------------------------------------
            $1.00                     250,000                  $ 8,250,000              9,166,667
      ------------------------------------------------------------------------------------------------
            $1.00                     500,000                  $16,500,000             18,333,333
      ------------------------------------------------------------------------------------------------
            $1.00                     750,000                  $24,750,000             27,500,000
      ------------------------------------------------------------------------------------------------




The issuance of our shares of common stock to Jameson may cause significant dilution to our stockholders and may depress the market price

         The future issuance of shares of our common stock to Jameson under the equity line may result in significant dilution to our stockholders and may depress our stock price. Moreover, as all the shares we sell to Jameson will be available for immediate resale, the mere prospect of our sales to Jameson could depress the market price for our common stock. The shares of our common stock issuable to Jameson under the equity line facility will be sold at a 10% discount to the defined market price of our common stock at the time of the sale. Because Jameson is purchasing our shares at a discount, it will have an incentive to sell immediately so that it can realize a gain on the difference. If our common stock market price does decline, this could further accelerate sales of our common stock.

         During May 2001, our common stock has been trading at an average of approximately $1.00. If we were to require Jameson to purchase our common stock when our stock price is low, our existing common stockholders would experience substantial dilution.

         Under the Jameson equity line arrangement, we may sell $25 million worth of our common stock to Jameson over a 24-month period. The prices at which we sell to Jameson will vary based on the market price of our common stock, but they will always be below the market price. Generally, we may not make a draw request that would cause Jameson at any one time to beneficially own more than 4.99% of our common stock then outstanding. For example, assuming we have issued and outstanding 33,228,830 shares, and all other conditions of the agreement are met, we may sell up to 1,658,119 shares of common stock to Jameson at any one time. This assumes, however, that Jameson has not sold any shares into the market between our draws. Because the 4.99% ownership restriction affects only the number of shares that Jameson may hold at any one point in time, it does not restrict Jameson from selling an unlimited number of shares in the market. If Jameson sold in the market, it would both decrease its holdings and increase the number of shares outstanding, which would make it possible for us to issue more shares to Jameson without exceeding the limitation. There is no limitation on the maximum number of shares that we may issue over the term of the equity line agreement other than the number of shares we have authorized and unissued at the time. The total number of shares we may decide to issue will depend on the market price and the trading volume of our common stock at the time that the shares are sold.

         If the trading volume of our common stock is sufficient to permit us to issue enough shares to draw down the entire $25 million available to us, and we choose to do so, then generally, as the market price of our common stock decreases, the number of shares we will have to issue increases. To illustrate, the following table reflects how the ownership dilution increases as the market price of our common stock declines:

      ------------------------------------------------------------
        Average Market    Gross Proceeds on     Total Number of
         Price of our    Sales of our Common    Shares Issuable
         Common Stock           Stock

      ------------------------------------------------------------
             $1.00               $25,000,000          27,777,778
             -----               -----------          ----------

      ------------------------------------------------------------
             $0.75               $25,000,000          37,037,037
             -----               -----------          ----------

      ------------------------------------------------------------
             $0.50               $25,000,000          55,555,556
             -----               -----------          ----------

      ------------------------------------------------------------





         The future issuance of these additional shares of our common stock under the equity line agreement and upon exercise of the warrant issued to Jameson will result in dilution to our stockholders. Also, the market price for our common stock could drop due to sales of a larger number of shares of our common stock or the perception that the sales could occur. These factors could also make it more difficult for us to raise funds through future offerings of common stock.

The risk of dilution of our common stock may cause our investors to engage in short sales.

         The perceived risk of dilution may cause our stockholders to sell their shares, which would contribute to a downward movement in the stock price of our common stock. Moreover, the perceived risk of dilution and the resulting downward pressure on our stock price could encourage investors to engage in short sales of our common stock. By increasing the number of shares offered for sale, material amounts of short selling could further contribute to progressive price declines in our common stock.


We may need additional financing

         We may also require additional financing to complete our strategic plans. Such financing may take the form of equity offerings, spin-offs, joint ventures, or other collaborative relationships which may require us to issue shares or share revenue. These financing strategies would likely impose operating restrictions on us or be dilutive to holders of our common stock, and may not be available on attractive terms or at all. If such financing is available, there is no assurance that it will be sufficient to meet our anticipated cash needs until we can generate enough cash from revenues to fund our operations.

Our access to capital is dependent on the outcome of a stockholder vote

         We are scheduling a meeting of our stockholders during which they will consider and vote on two proposals. Under both proposals, the stockholders are being asked to authorize us to exceed the Nasdaq 20% limitation rule. This rule requires a Nasdaq-listed issuer to obtain stockholder approval prior to the issuance of securities in connection with a transaction, other than a public offering for cash, involving the sale or issuance by us of common stock equal to 20% or more of the common stock or 20% or more of the voting power outstanding before the issuance.

         Approval of the first proposal would allow us to issue a number of shares of common stock sufficient to meet our obligations under a Series F securities purchase agreement we executed with RGC International Investors, LDC in August 1999. The Series F securities purchase agreement provides for the issuance of our Series F convertible preferred stock, with a stated value of $1,000 per share, and a related warrant to purchase 200,000 shares of our common stock at an exercise price of $12.26 per share. As of May 22, 2001, RGC had converted 15,636 shares of our Series F preferred stock into 4,949,770 shares of our common stock. This number of shares of common stock issued equals 19.99% of our common stock outstanding in August 1999, and is the maximum number of shares we can issue to RGC before obtaining stockholder approval. RGC currently holds 4,363 shares of our Series F preferred stock for possible conversion to common stock. As of May 22, 2001, RGC's shares of Series F preferred stock have accrued a premium of approximately $700,000. By way of illustration, if RGC were to convert its Series F shares when the market price of our common stock were $1.00, then we would be obligated to issue RGC approximately 5,063,000 additional shares. As the market price of our common stock decreases, the number of shares we may be required to issue upon conversion of the Series F preferred stock increases, as illustrated in the following table:

           ---------------------------------------------------
              Market price of our     Total Number of Shares
              -------------------     ----------------------
                 common stock                Issuable
                 ------------                --------
           ---------------------------------------------------
                    $1.00                   5,063,000
                    -----                   ---------

           ---------------------------------------------------
                    $0.75                   6,750,667
                    -----                   ---------

           ---------------------------------------------------

           ---------------------------------------------------
                    $0.50                  10,126,000
                    -----                  ----------

           ---------------------------------------------------


         The future issuance of these additional shares of our common stock will result in dilution to our stockholders. Also, the market price for our common stock could drop due to sales of a larger number of shares of our common stock or the perception that the sales could occur. These factors could also make it more difficult for us to raise funds through future offerings of common stock.

         Should our stockholders fail to approve the first proposal, we would be unable to issue a sufficient number of shares of common stock to meet our obligations, thereby causing a redemption event under the Series F securities purchase agreement. The occurrence of a redemption event obligates us to redeem immediately all of the outstanding shares of Series F preferred stock by purchasing those shares at 105% of the stated value, plus a 9% premium from the date of issuance. A redemption event associated with the Series F preferred would result in the following events:

   (i) The Series F preferred will be classified as redeemable preferred stock instead of stockholders' equity, which would impair our ability to meet the minimum listing requirements of the Nasdaq National Market, the principal exchange where our common stock is listed.
   (ii) We currently do not have sufficient cash, cash equivalents or securities to redeem the outstanding Series F preferred. The terms of our securities purchase agreement with Jameson do not allow us to use the proceeds of the sales to Jameson for redemption of any of our other equity securities, unless approval is obtained from Jameson. Our failure to redeem the Series F preferred within ten days of written notice from RGC would cause us to be in default under the Series F securities purchase agreement.
   (iii) An event of default under the Series F securities purchase agreement would cause us to be unable to draw on the $25 million securities purchase agreement with Jameson. If we are unable to draw on the securities purchase agreement, our cash, cash equivalents, and securities will not be sufficient to meet our anticipated cash needs unless we obtain alternative financing. There can be no assurance that such financing will be available to us.

         Approval of the second proposal would allow us to issue an as-yet-undetermined number of shares of common stock under the equity line securities purchase agreement with Jameson. Should our stockholders fail to approve the second proposal, we would be severely limited in the amount of money that we could raise under the securities purchase agreement. Such a restriction would hinder our access to capital at a time when we need it to fund our day-to-day operations and strategic business initiatives. Should our stockholders approve the second proposal, we will be able to exceed the Nasdaq 20% limitation rule. There would then be no limitation on the maximum number of shares issuable under the equity line agreement other than the shares we have authorized and unissued at the time. If the market price for our common stock drops further, we may need to issue an increasing number of shares of our common stock to finance our strategic plans.


Our eVWAP System accounted for 100% of our revenues in the current fiscal year

         We derive all of our revenues from our eVWAP System and expect this to continue for the foreseeable future. Any factor adversely affecting the New York Stock Exchange or the Philadelphia Stock Exchange in general, or our eVWAP System in particular, is likely to have a materially adverse effect on our business, financial condition and operating results. Our future success will depend on continued growth in demand for our eVWAP System, as well as other trading systems in development, and our ability to respond to regulatory and technological changes and customer demands. If demand for our eVWAP System fails to grow at the rate we anticipate and we are unable to increase revenues in other areas of our business, then our business, financial condition and operating results will be materially and adversely affected.

Our business is highly volatile and our quarterly results may fluctuate significantly

         We have experienced an increase in our trading volume and volatility of such trading volume from session to session during the past year. These fluctuations may have a direct impact on our operating results and may cause significant fluctuations in our inter-day profitability. We cannot assure you that the volatility in our daily trading volume will not continue. Moreover, the continued volatility in the securities markets, particularly in technology-related securities, could result in significant proprietary trading losses. These losses could have a material adverse effect on our business, financial condition and operating results.

         Our operating results may fluctuate significantly in the future because of a number of other factors, including:

         .   our ability to manage proprietary trading-related risks;
         .   changes in the volume of order flow in our trading systems;
         .   volatility in the securities markets;
         .   our ability to manage personnel, overhead and other expenses;
         .   changes in execution fees and clearance fees, which are fees we pay to our clearing brokers;
         .   the addition or loss of sales and trading professionals;
         .   regulatory changes and compliance issues; o the amount and timing of capital expenditures;
         .   costs associated with acquisitions; and
         .   general economic conditions.

         If demand for our services declines and we are unable to adjust our cost structure on a timely basis, our business, financial condition and operating results may be materially adversely affected.

Our revenues may decrease due to declines in market volume, prices or liquidity

         Our revenues may decrease due to a decline in securities trading volumes, prices or liquidity. Declines in the volume of securities transactions and in market liquidity generally result in lower revenues from trading system activities. Lower securities prices also may result in reduced trading activity and reduce our revenues from electronic brokerage transactions. Any decline in securities trading volumes, price or market liquidity or any other of these factors could have a material adverse effect on our business, financial condition and operating results.

We may be unable to acquire new businesses and maintain existing strategic relationships that benefit our business

         We have acquired or invested in companies and strategic alliances and may seek to do so in the future. Acquisitions may entail numerous risks, including:

         .   difficulties in assessing values for acquired businesses and technologies;
         .   difficulties in the assimilation of acquired operations and products;
         .   diversion of management's attention from other business concerns;
         .   assumption of unknown material liabilities of acquired companies;
         .   amortization of acquired intangible assets, which could reduce future reported earnings;
         .   potential loss of customers or key employees of acquired companies;
         .   failure to achieve expected financial and operational objectives;
         .   cultural and language barriers involving foreign partners; and
         .   difficulties in controlling or influencing the activity of joint ventures.

         We may not be able to integrate successfully any operations, personnel, services or products of companies that we acquire in the future. In addition, we have established a number of strategic relationships with information providers, clearing firms, institutional investors and other firms. These relationships and others we may enter into in the future are and will be important to our business and growth prospects. We may not be able to maintain these relationships or develop new strategic alliances.

Future conversion of our preferred stock may result in dilution

         Our governing documents authorize the issuance of up to three million shares of preferred stock without stockholder approval, with dividend, liquidation, conversion, voting or other rights that could adversely affect the voting power or other rights of the holders of our common stock. We have two classes of preferred stock outstanding, namely our Series B and Series F convertible preferred stock. The conversion of these classes of our preferred stock may result in substantial dilution to the percentage ownership of current stockholders. The conversion formula for the Series B convertible preferred stock is fixed. The conversion formula for the Series F convertible preferred stock is not fixed, and will fluctuate with the market price of our common stock.

         The shares of common stock underlying the Series F convertible preferred stock, as well as the shares of common stock underlying the related warrants, were registered by means of a registration statement dated September 15, 1999. We expect to register an undetermined number of additional shares of the common stock underlying the Series F convertible preferred to allow us to meet our entire obligation to the investor in our Series F convertible preferred stock.

We do not expect to pay common stock dividends

         We have never paid or declared any cash dividends upon our common stock, nor do we intend to. Our board of directors has discretion to pay cash dividends on our common stock and on our Series B preferred stock. While there are no contractual limitations on our ability to pay cash dividends on our common stock, based on our present financial status and contemplated future financial requirements, we do not anticipate declaring any cash dividends on the common stock. In determining whether to pay dividends, our board of directors considers many factors, including our earnings, capital requirements and financial condition. The effect of our election not to pay dividends will help ensure that all of our resources will be reinvested in the company. However, you will not receive payment of any dividends in the foreseeable future and the return on your investment may be lower than anticipated.

                        Risks Related to Our Management

We depend on key employees

         Our future success depends upon the continued service of certain of our executive officers and key technology personnel. If we lost the services of one or more of our key employees it could have a material adverse effect on our business. In particular, the services of Fredric W. Rittereiser, Fred S. Weingard, Arthur J. Bacci and William W. Uchimoto would be difficult to replace. We have entered into multi-year employment agreements with Messrs. Rittereiser, Weingard and Bacci, and have obtained "key-man" life insurance on each of these individuals.

We further believe our future success will depend upon our ability to attract and retain additional highly skilled technical, managerial, sales and marketing personnel. Competition for such personnel in the information technology development industry is intense. If we are unable to attract and retain such personnel, it could have a material adverse effect on our business, operating results, and consolidated financial operations.

Our directors and officers may be able to exert control

     Because our certificate of incorporation provides no cumulative voting rights, our directors and officers, acting together, are in a position to exert significant influence on the election of the members of the Board of Directors of Ashton and each of its subsidiaries and on most corporate actions, as well as any actions requiring the approval of stockholders, such as mergers and acquisitions. Our directors and officers beneficially own approximately 1.8% of the outstanding shares of our common stock. In addition, directors and officers have been granted options to purchase our common stock. Should all the vested options be exercised and converted into common stock, the directors and officers would own 11.5% of the outstanding shares of common stock.

Sales or grants of stock to our employees and key individuals will reduce your ownership percentage

     We seek to attract and retain officers, directors, employees and other key individuals in part by offering them stock options and other rights to purchase shares of common stock. The exercise of options granted under our stock option plans will reduce the percentage ownership in Ashton of the-then existing stockholders. Currently, we have reserved 6,450,000 shares of our common stock for issuance pursuant to our 1998 Stock Option Plan, 2,550,000 shares of our common stock for issuance pursuant to our 1999 Stock Option Plan, and 3,000,000 shares of our common stock for issuance pursuant to our 2000 Incentive Plan. In the aggregate, we have already granted options to purchase 9,137,166, shares of common stock under all three stock option plans. Of the total options granted, options to purchase 8,227,627 shares have not been exercised. The exercise of these options, the grant of additional options, and the exercise thereof, could have a dilutive effect on our existing stockholders and may adversely affect the market price of our common stock.

                         Risks Related to Our Products

We will be dependent on the continued growth of the market for eVWAP

     The success of eVWAP is heavily dependent upon the acceptance of the product by broker-dealers, institutional investors and other market participants. Failure to obtain such acceptance could result in lower volumes and a lack of liquidity on eVWAP. Market and customer acceptance of eVWAP will depend upon, among other things, eVWAP's operational performance. In addition, our customers may discontinue use of eVWAP at any time. While we continue to solicit customers to use eVWAP, there can be no assurance that we will attract a sufficient number of customers to eVWAP.

     Our revenues will depend on the volume of securities traded on our systems. Variations in transaction volume could result in significant volatility in operating results. Other factors that are beyond our control, including national and international economic, political and market conditions, the availability of funding and capital, the level and volatility of interest rates, legislative and regulatory changes, inflation, and similar broad trends may affect securities trading volumes. As important, acceptance of our products by financial market participants is necessary to generate sufficient trading volumes. Any one or all of these factors could result in lower share volumes offered through eVWAP and could adversely impact our results of operations.

We depend significantly on our computer and communications systems

     Our trading system and proprietary trading activities depend on the integrity and performance of the computer and communications systems supporting them. Extraordinary trading volumes or other events could cause our computer systems to operate at an unacceptably low speed or even fail. Any significant degradation or failure of our computer systems or any other systems in the trading process could cause customers to suffer delays in trading. These delays could cause substantial losses for customers and could subject us to claims from customers for losses. We cannot assure you that our network protections will work.

     Any computer or communications system failure or decrease in computer systems performance that causes interruptions in our operations could have a material adverse effect on our business, financial condition and operating results. We currently do not provide our customers with backup trading systems or disaster recovery systems.

Our success will depend on the level of market acceptance of our services and products

     We receive a substantial portion of our order flow through electronic communications gateways, including a variety of computer-to-computer interfaces and the Internet. Our electronic brokerage services involve alternative forms of order execution. Accordingly, substantial marketing and sales efforts may be necessary to educate prospective customers about our electronic brokerage services and products. There can be no assurance that our marketing and sales efforts will be successful in educating and attracting new customers for our trading systems.

We may have difficulty managing our growth

     Our current trading, communications and information systems have been designed to perform within finite capacity parameters. We believe that our growth will require implementation of new and improved trading, communications and information systems. There can be no assurance that a significant increase in trading volumes or the introduction of new or multiple products will not result in systems failures or have a material adverse effect on our business, financial condition or operating results.

     Our business is characterized by rapid technological change, changing customer demands and evolving industry standards. Our future success depends, in part, on how we respond to these demands. These demands will require us to introduce new products and services, enhance existing products and services and adapt our technology in a timely fashion. There can be no assurance that we will be capable of introducing new products and services, enhancing products and services or adapting our technology.

Our compliance and risk management methods might not be fully effective

     The scope of procedures for assuring compliance with applicable rules and regulations has changed as the size and complexity of our business has increased. In response, we have implemented and continue to revise formal compliance procedures. Our future operating results will depend on our ability to continue:

     . to improve our systems for operations, financial control, and communication and information management;
     . to refine our compliance procedures and enhance our compliance oversight; and
     .    to recruit, train, manage and retain our employee base.

     There can be no assurance that our risk management and compliance procedures will detect and deter compliance systems failures. Nor can we assure you that we will be able to manage our systems, technology and regulatory compliance growth. Our inability to do so could have a material adverse effect on our business, financial condition and operating results.

We are subject to net capital requirements

     The SEC and the NASD have strict rules that require each of our broker-dealer subsidiaries to maintain sufficient net capital. If we fail to maintain the required net capital, the SEC or the NASD may suspend or revoke our broker-dealer licenses. Also, a change in the net capital rules, the imposition of new rules or any unusually large charge against our net capital could limit our operations. A significant operating loss or any unusually large charge against our net capital could adversely affect our ability to expand or even maintain our present levels of business, which could have a material adverse effect on our business, financial condition and operating results. Also, these net capital requirements limit our ability to transfer funds from our broker-dealer subsidiaries to ourselves. This means that we may be unable to repay our debts, fund our operations or repurchase our stock.

Our brokerage operations expose us to liability for errors in handling customer orders

     We provide execution services to each of our trading system customers and execute orders on behalf of each of our broker-dealer subsidiaries. In conjunction with our clearing agent partners, we provide clearing services, which include the confirmation, receipt, settlement and delivery functions, involved in securities transactions. Errors in performing clearing services or execution services, including clerical and other errors related to the handling of funds on behalf of customers and customer orders could lead to civil penalties imposed by applicable authorities as well as losses and liability in related lawsuits brought by customers and others.

We may be exposed to risks of software "bugs," errors and malfunctions

     Complex software such as ours often contains undetected errors, defects or imperfections. Despite rigorous testing, the software used in our products could still be subject to various risks associated with systems errors, malfunctions and employee errors. These bugs could result in service interruptions. In addition, because our products often work with software developed by others, including customers, bugs in others' software could damage the marketability and reputation of our products. Given the competitive environment for electronic equity trading execution, investors could elect to use our competitors' products on a temporary or permanent basis to complete their trades. Prolonged service interruptions resulting from natural disasters could also result in decreased trading volumes and the loss of customers.

Our networks may be vulnerable to security risks

     The secure transmission of confidential information over public networks is a critical element of our operations. We have not in the past experienced network security problems. However, our networks may be vulnerable to unauthorized access, computer viruses and other security problems. Persons who circumvent security measures could wrongfully use our confidential information or our customers' confidential information or cause interruptions or malfunctions in our operations. We may be required to expend significant additional resources to protect against the threat of security breaches or to alleviate problems caused by any breaches. We may not be able to implement security measures that will protect against all security risks.

We depend on our clearing agents

     Our trading and information systems are coordinated with the clearing and information systems of our clearing agents. They furnish us with the information necessary to run our business, including transaction summaries, data feeds for compliance and risk management, execution reports and trade confirmations. We rely on our clearing brokers to discharge their obligations to our customers and us on a timely basis. If they fail to do so, or experience systems failure, interruptions or capacity constraints, our business, financial condition and operating results may suffer.

Financial or other problems experienced by third parties could have an adverse effect on our business

     We are exposed to credit risk from third parties that owe us money, securities, or other obligations. These parties include our customers, trading counterparties, clearing agents, exchanges and other financial intermediaries. Any failure by these third parties to discharge adequately their obligations in a timely basis or any event adversely affecting these third parties could have a material adverse effect on our business, financial condition and operating results.

We face risks associated with our trading activities

     We are engaged in trading activities predominantly through ATG Trading acting as a principal. These activities involve the purchase, sale or short sale of securities for our own account. These activities are subject to a number of risks, including risks of price fluctuations and rapid changes in the liquidity of markets, all of which subjects our capital to significant risks.

We depend on third parties to provide accurate and timely financial information, analyses, quotes and other data

     We receive consolidated New York Stock Exchange listed trading information, including real-time quotes, last sale reporting, volume and price information and error reports from a number of third parties, including the New York Stock Exchange, the Consolidated Tape Association and the Securities Industry Automation Corporation. We then calculate the volume weighted average price information for the listed securities traded on our system and distribute this information to our customers, primarily through our Web site. We also use this information for pricing matched orders executed on our system. We depend upon these information suppliers to accurately provide and format this data, in many cases on a real-time basis. If these suppliers fail to supply accurate or timely information, our customers may develop an adverse perception of our trading systems and cease doing business with us. We may also be subject to claims for negligence or other theories based on the nature and content of information we provide our customers. Any liability arising from third party supplied data could have a material adverse effect on our business, financial condition and operating results.

We may be exposed to risks of intellectual property infringement

     We regard our products and the research and development that went into developing them as our property. Unauthorized third parties could copy or reverse engineer certain portions of our products or obtain or use information that we regard as proprietary. Nondisclosure and other contractual arrangements used to protect our proprietary rights could be breached and we may not have adequate remedies for any breach. We cannot be sure the actions we have undertaken or are contemplating will deter misappropriation of proprietary information or enable us to detect unauthorized use of proprietary information. If faced with these situations we may not be able to afford the high cost required to enforce intellectual property rights or we may not have adequate remedies for any breach.

     In addition, our trade secrets could become known to or be independently developed by our competitors. While our competitive position may be adversely affected by the unauthorized use of our proprietary information, we believe the ability to protect fully our intellectual property is less significant to our success than other factors, such as the knowledge, ability and experience of our employees and our ongoing product development and customer support activities.

     We rely primarily on a combination of patent trademark and trade secret protection, employee and third party confidentiality and non-disclosure agreements, license agreements, and other intellectual property protection methods to protect these property rights. However, none of our patent applications have yet been granted nor have we filed for copyright protection relating to current product lines.

     Although we believe our services and products do not infringe on the intellectual property rights of others, there can be no assurance that third parties will not assert infringement claims against us in the future. Any such assertions by third parties could result in costly litigation, in which we may not prevail. Also, in such event, we may be unable to license any patents or other intellectual property rights from third parties on commercially reasonable terms, if at all. Litigation, regardless of its outcome, could also result in substantial cost and diversion of our resources. Any infringement claims or other litigation against us could materially impact our business, operating results, and consolidated financial condition.

                         Risks Related to Our Industry

We are subject to risks associated with the securities industry generally

     The securities industry has undergone several fundamental changes. Some of these changes have increased the volume of equity securities traded in the U.S. equity markets, and have decreased the difference between bid and ask, or buy and sell, prices.


     We derive most of our revenue from trading in existing equity securities, currently limited to the largest 300 issues and the stocks comprising the S&P 500 index which are listed on the New York Stock Exchange. Any reduction in revenues resulting from a decline in the secondary market trading volume for these equity securities could have a material adverse effect on our business, financial condition and operating results. Additionally, a decline in cash flows into the U.S. equity markets or a slowdown in equity trading activity by broker-dealers and other institutional investors may have an adverse effect on the securities markets generally and could result in lower revenues from our trading system activities.

     The securities business is also subject to various other risks, including customer default, employees' misconduct, errors and omissions by traders and order takers, and litigation. These risks are often difficult to detect beforehand or to deter. Losses associated with these risks could have a material adverse effect on our business, financial condition and operating results.

We are subject to extensive government regulation

     The securities industry is subject to extensive regulation under both federal and state laws. In addition, the SEC, the NASD, other self-regulatory organizations and state securities commissions require strict compliance with their rules and regulations. These regulatory bodies safeguard the integrity of the securities markets and protect the interests of participants in those markets. As a broker-dealer, we are subject to regulation concerning certain aspects of our business, including:

     .    trading practices;
     .    capital structure;
     .    record retention;
     .    net capital requirements; and
     .    the conduct of our directors, officers and employees.

     Broker-dealers, including Croix Securities, REB Securities and ATG Trading, are required to notify the SEC prior to repaying subordinated borrowings, paying dividends and making loans to their parents, affiliates or employees, or otherwise entering into transactions which, if executed, would result in a reduction of 30.0% or more of their excess net capital.

     Failure to comply with any of these laws, rules or regulations could result in adverse consequences. An adverse ruling against us and/or our officers and other employees could result in us and/or our officers and other employees being required to pay a substantial fine or settlement and could result in suspension or expulsion. This could have a material adverse effect on our business, financial condition and operating results.

     The regulatory environment in which we operate is subject to change. New or revised legislation or regulations imposed by the SEC, other United States or foreign governmental regulatory authorities, self-regulatory organizations or the NASD could have a material adverse effect on our business, financial condition and operating results. Changes in the interpretation or enforcement of existing laws and rules by these governmental authorities, self-regulatory organizations and the NASD could also have a material adverse effect on our business, financial condition and operating results.

     Additional regulation, changes in existing laws and rules, or changes in interpretations or enforcement of existing laws and rules often directly affect securities firms. We cannot predict what effect any such changes might have. Our business, financial condition and operating results may be materially affected by both regulations that are directly applicable to us and regulations of general application. Our levels of trading system activity and proprietary trading can be affected not only by such legislation or regulations of general applicability, but also by industry-specific legislation or regulations.

Our industry is highly competitive

     With the SEC's approval of new regulations governing alternative trading systems, there are now lower barriers to entering the securities trading markets by alternative trading systems. The regulatory and operating environment for these entities has been undergoing significant changes. We could face increased competition if traditional securities exchanges take steps to retain transaction volume or to compete with eVWAP by establishing similar trading systems. We could also face intense competition from other alternative trading systems that take advantage of the new SEC regulations.

     Many of our competitors have substantially greater financial, research, development and other resources than we do and many of their products have substantial operating histories. While we believe our products will offer certain competitive advantages, our ability to maintain these advantages will require continued investment in the development of additional marketing activities and customer support services. We may be unable to marshal sufficient resources to continue to make this investment while our competitors may continue to devote significantly more resources to competing services.

     Our products compete with other electronic trading systems, including Instinet Corporation's crossing network, Investment Technology Group Inc.'s POSIT system, Bloomberg L.P.'s Bloomberg Professional and Bloomberg Tradebook, as well as other companies that develop proprietary electronic trading systems. We believe that the key competitive criteria include quality of trade execution, pricing, and reliability of trade processing and settlement operations. Although we feel eVWAP will offer improved trading performance, trading flexibility and commercial benefits, there is no assurance that eVWAP will be accepted by an extended customer base. Nor can we be sure that our products will address adequately the competitive criteria. We also compete with various national, regional and foreign securities exchanges for trade execution services.

           CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS


     Some of the statements in this prospectus constitute "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, Section 21E of the Securities Exchange Act of 1934, as amended, and the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other important factors that could cause our actual results, performance or achievements to differ materially from any future results, performance or achievements expressed or implied by such forward-looking statements. Such risks, uncertainties and other important factors include, among others: our dependence on arrangements with self-regulatory organizations; dependence on proprietary technology; our ability to successfully operate and obtain sustained liquidity in our eVWAP and other trading systems; our ability to develop the iMATCH System and other intended products; changes in foreign markets, namely, Canada and Hong Kong; technological changes and costs of technology; industry trends; competition; ability to develop markets; changes in business strategy or development plans; availability, terms and deployment of capital; availability of qualified personnel; changes in government regulation; general economic and business conditions; and other factors referred to in this Form S-2.

     In some cases, you can identify forward-looking statements by terms such as "may," "will," "should," "could," "would," "expects," "plans," "anticipates," "believes," "estimates," "projects," "predicts," "potential" or "continue" or other forms of or the negative of those terms or other comparable terms.

     Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. Moreover, neither we nor any other person assumes responsibility for the accuracy and completeness of such statements. We do not have a duty to update any of the forward-looking statements after the date of this prospectus.

                                USE OF PROCEEDS


     We will receive no proceeds from the resale of the common stock by the selling stockholders, and we are paying all expenses in connection with this registration statement. We intend to use the proceeds from the exercise of the warrant for working capital and general corporate purposes.

                                DIVIDEND POLICY

     We have never declared or paid any cash dividends on our common stock. We intend to retain any future earnings for the expansion of our business and do not expect to pay cash dividends on our common stock in the foreseeable future.

                             SELLING STOCKHOLDERS


Jameson Drive, LLC

     On February 9, 2001, we completed a private placement of up to $25 million of our common stock to Jameson Drive, LLC. The private placement, which is structured as an equity line of credit agreement, requires Jameson to purchase shares of our common stock under the terms of the agreement. The purchase price for the shares will be at a 10% discount to the market price during the valuation period, subject to certain adjustments as set forth in the agreement. Jameson also received a five-year warrant to purchase 15 shares of common stock for each $1,000 of common stock that we cause Jameson to purchase. The warrant vests on a pro rata basis at each closing under the equity line of credit. The exercise price is 125% of the closing bid price of the common stock on the trading day immediately prior to the vesting date for the warrant. The expiration date of the warrant is February 9, 2006. As of May 22, 2001, no portion of the warrant has vested.


     We may not deliver a notice to sell to Jameson if the result would be that, following the purchase of shares at any one time, Jameson or its affiliates would beneficially own more than 4.99% of our common stock then outstanding. Also, we may not sell our common stock to Jameson without stockholder approval if the result would be that the number of shares issued, when aggregated with all previously issued shares, would exceed 19.99% of our common stock then outstanding.


     We have granted registration rights to Jameson. The registration statement of which this prospectus is a part is intended to satisfy these registration obligations.


Adirondack Capital, LLC

     Additionally, in connection with the private placement we will pay Adirondack Capital, LLC, 5% of the proceeds of each sale of our common stock to Jameson, and have issued 50,000 restricted shares of our common stock to Adirondack for its assistance in structuring the agreement. The restricted shares become freely transferable and nonforfeitable on February 9, 2002, provided Adirondack's relationship with us has not been terminated. Other than the continuation of Adirondack's relationship with us and the one-year time period that Adirondack must hold our shares, there are no restrictions on the sale by Adirondack of the 50,000 shares of our common stock.


     We have granted registration rights to Adirondack. The registration statement of which this prospectus is a part is intended to satisfy these registration obligations.


     The table below sets forth information with respect to our common stock beneficially owned by the selling stockholders as of the date of this prospectus. It is based on information provided to us by the selling stockholders. Because the selling stockholders can offer all, some or none of their shares of our common stock, we have no way of determining the number they will hold after this offering. Therefore, we have prepared the table below on the assumption that they will sell all shares covered by this prospectus.

     K. Ivan F. Gothner, a director of Ashton, is a managing member of Adirondack. We retained and compensated Adirondack since 1997 to provide investment banking and financial advisory services. We pay fees to Adirondack for these services amounting to $10,000 per month. In addition, we have compensated Adirondack for its assistance in structuring certain of our previous financing agreements. In September 2000 we paid $75,000 for an agreement to provide advisory services to our subsidiary eMC. In the years ended March 31, 2000 and 1999, we paid $287,500 and $362,500, respectively, pursuant to an equity line of credit agreement executed in 1998. During the same period, we paid Adirondack $300,000 (an amount equal to 5% of the gross proceeds) for services related to the sale of our Series C preferred, Series D preferred and Series E preferred stocks.

     To our knowledge, Jameson has not had a material relationship with us during the last three years, other than as owners of our common stock or other securities.


                                                            Number of shares
                          Beneficial Ownership of Common       to be sold             Ownership
                           Stock Prior to the Offering         under this          of Common Stock
                                                               Prospectus         After the Offering
                          ------------------------------    ----------------    -----------------------

                          Number of             Percent                          Number        Percent
           Name            Shares               of Class                        of Shares      of Class
----------------------    ------------------------------    ----------------    ---------     ---------
Jameson Drive, LLC        7,450,000              18.31%        7,450,000               0           0%
Adirondack Capital LLC      820,262                2.4%           50,000         770,262         2.3%

Total                     8,270,262               20.0%        7,500,000         770,262         2.3%


                             PLAN OF DISTRIBUTION


     Jameson and Adirondack are offering the shares of common stock for their own accounts as statutory underwriters, and not for our account. We will receive no proceeds from the sales of common stock by either selling stockholder. Jameson may be offering for sale up to 7,450,000 shares of our common stock, which it may acquire under the terms of the equity line agreement more fully described under the section of this prospectus entitled "The Securities Purchase Agreement - Equity Line." Adirondack may be offering for sale up to 50,000 shares of common stock after February 9, 2002, the date that the shares become freely transferable and nonforfeitable. Our issuance of the restricted shares to Adirondack is more fully described in the section entitled "The Securities Purchase Agreement - Equity Line."


     Both Jameson and Adirondack are statutory underwriters within the meaning of the Securities Act of 1933 in connection with the sales of common stock. They will be acting as underwriters in their resale of our common stock under this prospectus. Both Jameson and Adirondack have, prior to any sales, agreed not to effect any offers or sales of our common stock in any manner other than as specified in this prospectus and not to purchase or induce others to purchase our common stock in violation of any applicable state or federal securities laws, rules and regulations and the rules and regulations of the Nasdaq National Market. There are no agreements or understandings, formal or informal, pertaining to the distribution of the shares described in this prospectus.

     We have advised the selling stockholders that during such time as they may be engaged in a distribution of the shares they are required to comply with Regulation M promulgated under the Securities Exchange Act of 1934. With certain exceptions, Regulation M precludes any selling stockholder, any affiliated purchasers and any broker-dealer or other person who participates in a distribution, from bidding for or purchasing, or attempting to induce any person to bid for or purchase, any security that is the subject of the distribution until the entire distribution is complete. Regulation M also prohibits any bids or purchases made in order to stabilize the price of a security in connection with the distribution of that security. All of the foregoing may affect the marketability of the common stock. In addition, any securities covered by this prospectus that qualify for re-sale under Rule 144 promulgated under the Securities Act may be sold under Rule 144 rather than under this prospectus.


     To permit Jameson to resell the common shares issued to it under the equity line agreement, we agreed to register those shares and to maintain that registration. To that end, we have agreed that we will prepare and file any amendments and supplements to the registration statement and the prospectus necessary in accordance with the Securities Act and the rules and regulations promulgated thereunder, to keep it effective until the earliest of the following dates:


[_] the date after which all of the common shares held by Jameson or its transferees that are covered by the registration statement have been sold by Jameson or its transferees pursuant to such registration statement;

[_] the date after which all of the common shares held by Jameson or its transferees that are covered by the registration statement may be sold, in the opinion of our counsel, without restriction under the Securities Act of 1933; or

[_] the date that is twenty-four (24) months from the effective date of the registration statement.


The selling stockholders and any of their pledgees, assignees and successors-in-interest may, from time to time, sell any or all of their shares of common stock on any stock exchange, market national quotation system or trading facility on which the shares are traded or in private transactions. These sales may be at fixed or negotiated prices. The selling stockholders may use any one or more of the following methods when selling shares:

 . ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

 . block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

 . purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

 . an exchange distribution in accordance with the rules of the applicable exchange or national quotation system;

 .  privately negotiated transactions;

 .  short sales;

 . broker-dealers may agree with the selling stockholder to sell a specified number of such shares at a stipulated price per share;

 .  a combination of any such methods of sale; and

 .  any other method permitted pursuant to applicable law.

     The selling stockholders may also sell shares under Rule 144 under the Securities Act, if available, rather than under this prospectus.

     The selling stockholders may also engage in short sales against the box, puts and calls and other transactions in our securities or derivatives of our securities and may sell or deliver shares in connection with these trades. The selling stockholders may pledge their shares to their brokers under the margin provisions of customer agreements. If the selling stockholders default on a margin loan, the broker may, from time to time, offer and sell the pledged shares.

          The term "short sales" means any sale of a security that the seller does not own, or any sale, which is consummated by the delivery of a security, borrowed by, or for the account of, the seller.

          Broker-dealers engaged by the selling stockholders may arrange for other brokers-dealers to participate in sales. Broker-dealers may receive commissions or discounts from the selling stockholders (or, if any broker-dealer acts as agent for the purchaser of shares, from the purchaser) in amounts to be negotiated. The selling stockholders do not expect these commissions and discounts to exceed what is customary in the types of transactions involved.

          Because the selling stockholders and any broker-dealers or agents that are involved in selling the shares acquired by selling stockholders under the securities purchase agreement and warrants issued in connection with the equity line financing will be considered "underwriters" in connection with sales under this registration statement, any commissions received by these broker-dealers or agents and any profit on the resale of the shares purchased by them will be deemed underwriting commissions or discounts under the Securities Act.

          We are required to pay all fees and expenses incident to the registration of the shares, including fees and disbursements of counsel to the selling stockholders. We have agreed to indemnify the selling stockholders against certain losses, claims, damages and liabilities, including liabilities under the Securities Act.

                         DESCRIPTION OF CAPITAL STOCK

          On March 31, 2001, our authorized capital stock consisted of 100,000,000 shares of common stock, par value $.01 per share, of which 33,228,830 were issued and outstanding, and 3,000,000 shares of Preferred Stock, of which 48,564 were issued and outstanding.

Common Stock

          Holders of common stock are entitled to one vote per share on all matters to be voted upon by the stockholders, and are entitled to receive any dividends that are declared by our board of directors. The common stock has no other rights attached to it, and there are no preemptive or sinking fund provisions applicable to the common stock. All of the shares of common stock offered by us under this prospectus will, when issued, be fully paid and non-assessable. If we issue any additional shares of common stock, your rights as holders of common stock could be affected, your proportionate ownership interest could be diluted and the value of your common stock could be reduced.

Preferred Stock

          We are authorized to issue up to 3,000,000 shares of Preferred Stock. We have already issued the following six series:

          .    251,844 shares of Series A Convertible PIK Preferred Stock,
          .    592,500 shares of Series B Convertible Preferred Stock, of which
               44,200 shares are outstanding, as of March 31, 2001,
          .    105,000 shares of Series C Convertible Preferred Stock,
          .    3.15 shares of Series D Convertible Preferred Stock,
          .    2.1 shares of Series E Convertible Preferred Stock, and
          .    20,000 shares of Series F Convertible Preferred Stock, of which
               4,364 shares are outstanding as of March 31, 2001.

          We have already converted and retired all of the Series A, C, D and E Convertible Preferred Stock, although we may issue further series of preferred stock. Our board of directors will determine the terms of any future series without input from our stockholders. The terms of any issuance of preferred stock may include voting rights (including the right to vote as a series on particular matters), which could be superior to those of the shares of common stock, may have preferences over the shares of common stock as to dividends and distributions in liquidation, conversion and redemption rights (including the right to convert into shares of common stock) and sinking fund provisions. If we issue additional preferred stock, your rights as holders of common stock could be affected, your proportionate ownership interest could be diluted and the value of your common stock could be reduced.

Public Warrants

     We have registered 3,232,500 publicly tradable warrants. The holders of each of these warrants are entitled, upon payment of the exercise price of $5.85, to purchase one share of common stock. Unless previously redeemed, the warrants are exercisable at any time during the five-year period ending May 2, 2002, provided that a current prospectus relating to the underlying common stock is in effect and the shares are qualified for sale or exempt from qualification under applicable securities laws.

     As of May 2, 1997, the warrants may be redeemed by the Company at a price of $.25 per warrant, if the trading price for the common stock on The NASDAQ National Market is equal to or exceeds $6.75 per share for twenty (20) consecutive trading days. We must give each warrant holder thirty days' notice if we intend to redeem any or all of the warrants. If we give notice of our intention to redeem any of the warrants, the warrant holders' right to exercise their warrants will be forfeited unless they exercise their warrants prior to the date on the notice of redemption. The decision to redeem the warrants is at the sole discretion of the board of directors.

Anti-Takeover Provisions

     We are subject to Section 203 of the Delaware General Corporation Law. In general, the statute prohibits a publicly-held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date that the person became an interested stockholder unless (with certain exceptions) we approve the business combination in a prescribed manner. Generally, a "business combination" includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the stockholder. Generally, an "interested stockholder" is a person who, together with affiliates and associates, owns (or within three years prior, did own) 15% or more of the corporation's voting stock.

     Our Bylaws provide that (i) the authorized number of directors may be changed only by resolution of the Board of Directors, and (ii) directors can be removed only with or without cause by a majority vote of the stockholders. Our Bylaws also provide that our board of directors be notified not fewer than 60 and not more than 90 days prior to any stockholders' meeting or any stockholder proposals or nominations of directors by the stockholders. These provisions could delay, deter, or prevent a change in control of the Company or depress the market price of common stock or discourage hostile bids in which stockholders of the Company could receive a premium for their shares of common stock.

                                INDEMNIFICATION

     The Delaware General Corporation Law allows us to indemnify our directors and officers in terms sufficiently broad to indemnify such persons for liabilities arising under the Securities Act. We have a directors and officers liability insurance policy that, under certain circumstances, could indemnify our directors and officers against liabilities under the Securities Act.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                      WHERE YOU CAN FIND MORE INFORMATION

     This prospectus, which is part of the registration statement, does not contain all the information contained in the registration statement or in the exhibits to the registration statement. For further information with respect to us and to the common stock, you should review the registration statement and the exhibits. We also file annual, quarterly and special reports, proxy statements and other information with the Commission. Our SEC filings are available to the public over the Internet at the SEC's website at http://www.sec.gov. You may also read and copy any document we file at the Public Reference Section of the SEC at Room 1024, Washington, D.C., Judiciary Plaza, 450 Fifth Street, NW, Washington, DC 20549 and at the regional offices of the SEC located at 75 Park Place, Room 1400, New York, New York 10007, and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Please call the SEC at 1-800-SEC-0330 for further information about the public reference rooms.

     Our common stock and public warrants are listed on The Nasdaq National Market, a subsidiary of the National Association of Securities Dealers, Inc., or NASD. Our filings may be inspected and copied at the NASD's offices at 1735 K Street, N.W., Washington, DC 20006-1500.

                         TRANSFER AGENT AND REGISTRAR

     StockTrans, Inc., Ardmore, Pennsylvania, is the transfer agent and registrar for the Company's common stock and public warrants.

                                 LEGAL MATTERS

     Mayer, Brown & Platt, Houston, Texas, has passed upon certain legal matters with respect to the validity of the shares of common stock offered by this prospectus.

                                    EXPERTS

     Goldstein Golub Kessler LLP, or GGK, New York, New York, has audited the consolidated financial statements of the Company and subsidiaries for the two fiscal years ended March 31, 2000 and March 31, 1999 incorporated by reference in this prospectus and Registration Statement. The Company has relied on GGK's report in incorporating these financial statements given GGK's expertise in accounting and auditing.

            IMPORTANT INFORMATION INCORPORATED INTO THIS PROSPECTUS

     The SEC allows us "incorporate by reference," the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings made with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act, until we sell all of the securities covered by this prospectus:

     . Our Annual Report filed on Form 10-K for the fiscal year ended March 31, 2000;

     . Our Quarterly Reports filed on Form 10-Q for the periods ending June 30, 2000, September 30, 2000 and December 31, 2000;


     .    Our Current Reports on Form 8-K filed April 26, 2000 and April 5,
          2001.

     . Our Proxy Statements dated November 6, 2000 and July 31, 2000, and our Preliminary Proxy Statement dated March 30, 2001.

     You may request a copy of these filings at no cost by writing or telephoning us at the following address:

                              Jennifer L. Andrews
                            Chief Financial Officer
                       The Ashton Technology Group, Inc.
                              Eleven Penn Center
                         1835 Market Street, Suite 420
                       Philadelphia, Pennsylvania, 19103
                                (215) 789-3300

                                    PART II
                    INFORMATION NOT REQUIRED IN PROSPECTUS

Item 15. Indemnification of Directors and Officers

         The Delaware General Corporation Law authorizes the Company to grant indemnity to directors and officers in terms sufficiently broad to permit indemnification of such persons under certain circumstances for liabilities (including reimbursement for expenses incurred) arising under the Securities Act. In addition, the Company has obtained Directors' and Officers' Liability Insurance, which insures its officers and directors against certain liabilities such persons may incur in their capacities as officers or directors of the Company. The Company pays annual premiums of approximately $316,000 on this policy.

         Article 7 of the Company's Amended Certificate of Incorporation provides as follows:

         SEVENTH: Directors of the Corporation shall not be liable to either the corporation or its stockholders for monetary damages for a breach of fiduciary duties unless the breach involves: (1) a duty of loyalty to the corporation or its stockholders, (2) acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (3) liability for unlawful payments of dividends or unlawful stock purchase or redemption by the corporation, or (4) a transaction from which the director derived an improper personal benefit.

Item 16. Exhibits

         The following is a list of exhibits filed as part of this Registration Statement, as amended.

Exhibit
Number      Description
------      -----------

5.1         Opinion of Mayer, Brown & Platt
10.1 Securities Purchase Agreement between The Ashton Technology Group, Inc. and Jameson Drive LLC, dated February 9, 2001 /(1)/
10.2 Registration Rights Agreement between The Ashton Technology Group, Inc. and Jameson Drive LLC, dated February 9, 2001 /(1)/
10.3 Warrant No.1 issued by The Ashton Technology Group, Inc. to Jameson Drive, LLC dated February 9, 2001
14.1        Annual Report filed on Form 10-K for the fiscal year ended March 31,
            2000
23.1        Consent of Goldstein Golub Kessler LLP

/(1)/ Incorporated by reference to the Company's Form 10-Q, for the period ended December 31, 2000.

Item 17. Undertakings

The undersigned registrant hereby undertakes:

1. To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

(ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement.

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

2. That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

3. To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

                                  SIGNATURES

          Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-2 and has duly caused this registration statement on Form S-2 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Philadelphia, Commonwealth of Pennsylvania, on May 22, 2001.

                                     THE ASHTON TECHNOLOGY GROUP, INC.


                                     By: /s/ Arthur J. Bacci
                                     ------------------------------------
                                     Arthur J.  Bacci
                                     President

          Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature                                     Title                                      Date
---------                                     -----                                      ----
/s/ Fredric W. Rittereiser                    Chairman of the Board and Chief            May 22, 2001
-----------------------------------           Executive Officer
Fredric W. Rittereiser                        (Principal Executive Officer)

/s/ Arthur J. Bacci                           Director and President                     May 22, 2001
-----------------------------------
Arthur J. Bacci

/s/ William W. Uchimoto                       Director and General Counsel               May 22, 2001
-----------------------------------
William W. Uchimoto

/s/ Fred S. Weingard                          Director                                   May 22, 2001
-----------------------------------
Fred S. Weingard

/s/ K. Ivan F. Gothner                        Director                                   May 22, 2001
-----------------------------------
K. Ivan F. Gothner

/s/ Richard E. Butler                         Director                                   May 22, 2001
-----------------------------------
Richard E. Butler

/s/ Thomas G. Brown                           Director                                   May 22, 2001
-----------------------------------
Thomas G. Brown

/s/ Herbert Kronish                           Director                                   May 22, 2001
-----------------------------------
Herbert Kronish

/s/ Jennifer L. Andrews                       Chief Financial Officer (Principal         May 22, 2001
-----------------------------------           Financial Officer and Principal
Jennifer L. Andrews                           Accounting Officer

                                  EXHIBIT INDEX
                                  -------------

Exhibit
Number      Description
-----       -----------

5.1         Opinion of Mayer, Brown & Platt
10.1 Securities Purchase Agreement between The Ashton Technology Group, Inc. and Jameson Drive LLC, dated February 9, 2001 /(1)/
10.2 Registration Rights Agreement between The Ashton Technology Group, Inc. and Jameson Drive LLC, dated February 9, 2001 /(1)/
10.3 Warrant No.1 issued by The Ashton Technology Group, Inc. to Jameson Drive, LLC dated February 9, 2001
14.1        Annual Report filed on Form 10-K for the fiscal year ended March 31,
            2000
23.1        Consent of Goldstein Golub Kessler LLP

/(1)/ Incorporated by reference to the Company's Form 10-Q, for the period ended December 31, 2000.